Exhibit 4.27

Assets Transfer Agreement

between

Vimicro Corporation (北京中星微电子有限公司)

and

Vimicro Qingdao Corporation (青岛中星微电子有限公司)

December 27, 2011

Table of Contents

		Page
Article

1	Transfer of Target Assets	1

2	Closing and Payment	1

3	Covenants	3

4	Tax	3

5	Confidentiality	3

6	Representations and Warranties	4

7	Indemnity	5

8	Effective, Performance and Termination	5

9	Settlement of Disputes	5

10	Force Majeure	6

11	Notices	6

12	Assignment	7

13	Severability	7

14	Amendment and Supplement	7

15	Governing Law	7

This Assets Transfer Agreement (the “Agreement”) is entered into on Dec 27, 2011 (the “Execution Date”), by and between:

A	Vimicro Corporation, a company with limited liability incorporated and existing under the laws of People’s Republic of China (“PRC”), whose registered office is at 15/F, Shining Tower, No. 35 Xueyuan Road, Beijing, P.R.C, together with its affiliates, as one party (“Party A”); and

B	Vimicro Qingdao Corporation, a company with limited liability incorporated and existing under the laws of the PRC, whose registered office is at 201-C Entrepreneurship Centre of Qingdao National High-tech Industrial Development Zone, together with its affiliates, as the other party (“Party B”), (together with Party A, the “Parties”).

Whereas

1	Party A is a limited liability company duly registered in the PRC;

2	Party B is a limited liability company duly registered in the PRC;

3	Party A agrees to transfer to Party B and Party B agrees to accept Party A’s certain assets at the mutual agreed price hereunder.

NOW, THEREFORE, in consideration of the promises contained herein, and intending to be legally bound, the parties agree as follows:

1	Transfer of Target Assets

1.1	Subject to terms and conditions of this Agreement, Party A agrees to transfer certain assets relating to mobile products business which include but not limited to the fixed assets and inventories (“Target Assets”) to Party B as confirmed by Parties by purchase orders;

1.2	Based on the appraisal value by independent evaluator American Appraisal within an effective period of the valuation report (“Appraisal Value”), the Parties agree that the price of the Target Assets under this Agreement shall be not less than the Appraisal Value (“Transfer Price”).

2	Closing and Payment

2.1	Closing

(a)	The delivery of the Target Assets and transfer deliverables as set forth in section 2.3 by Parties, respectively (the “Closing”), shall take place remotely via the exchange of documents, at a time and place as both Parties mutually agree, or at such other date as mutually agreed by the Parties in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

(b)	In case the items of Target Assets delivered by Party A on the Closing Date differs from the Target Assets in this Agreement, upon written consent from Party B, Party A shall be entitled to deliver other items with equivalent value to make the replacement.

2.2	Payment

(a)	Ninety (90) days after the Closing, Party B shall deliver the Transfer Price to Party A, by wire transfer of immediately available funds to the account designated by Party A (the details of which Party A shall provide to Party B in writing prior to the Closing) (“Closing Payment”) without any withholding, deduction or set-off. Upon receipt of the Closing Payment, Party A shall deliver to Party B a certificate to confirm that the Closing Payment has been fully paid by Party B and Party B shall be the owner of the Target Assets.

(b)	In case the actual value of Target Assets delivered by Party A on the Closing Date differs from the Transfer Price on the Execution Date, the amount of payment shall be adjusted for the difference. For the part more than the Transfer Price, the amount of payment shall be increased accordingly; for the part less than the Transfer Price, the amount of payment shall be decreased accordingly. If the total adjusted amount for Target Assets is less than 10% of the Target Price, then no adjustment will be made.

2.3	Closing Deliverables

(a)	On the Closing Date, Party A shall deliver to Party B the following documents:

(i)	all the seals, chops and legal documents relating to the Target Assets, include but not be limited to the constitutive documents, qualification, licenses and tax relating documents;

(ii)	a receipt signed by Party B for the confirmation of the transfer of Target Assets of this Agreement;

(iii)	a certificate signed by a duly authorized officer to the effect that the conditions set forth in this Agreement have been satisfied.

(b)	On the Closing Date, Party B shall deliver to Party A the following documents:

(i)	a certificate confirming that it has received the Target Assets;

(ii)	a certificate signed by a duly authorized officer to the effect that the conditions set forth in this Agreement have been satisfied.

2.4	Additional Orders

If Party B would like to purchase additional mobile assets that are produced after signing this Agreement from Party A, then upon consent of Party A, Party B can place purchase orders to Party A. The mutually agreed transfer price will be not less than the appraisal value. The product item, quantity, unit price, delivery terms, payment terms and other routine business terms will be stated at purchase orders.

3	Covenants

3.1	Party A shall use its best endeavors to complete the changes of ownership in relation to the Target Assets except as otherwise provided in this Agreement;

3.2	Party A shall take all necessary actions and cooperate with Party B to ensure Party B obtaining the entire interests and legal title regarding the Target Assets, and execute all related documents, take related measures (or request other related third parties to execute related documents or take related measures) to ensure Party B obtaining all necessary or proper rights and interests;

3.3	Party A shall deliver all related documents of the Target Assets to party B; and Party B shall check and receive such documents. Party B shall issue a certificate indicating that it is comfortable with the status of the Target Assets and related documents. Upon the Closing Date, legal title to the Target Assets shall be deemed to have been passed to Party B except as otherwise provided in this Agreement;

3.4	Party B shall be solely responsible for any liability and obligation with respect to the Target Assets, even if such liability and obligation incurred before Closing. Party A agrees to cooperate fully with Party B in the prosecution of any infringement claims and, at Party B’s expense, will use reasonable efforts to supply Party B with all documents and other information as it may reasonably request as reasonably necessary to the action.

4	Tax

Any applicable tax payable under PRC law arising as a result of or in consequence of this Agreement or its implementation shall be borne by Party A or Party B (as applicable) in accordance with the relevant PRC law.

5	Confidentiality

5.1	Party A and Party B agree to take various measures to maintain as confidential any confidential materials and information (“Confidential Information”) acquired by the Parties and shall not disclose, grant or transfer such Confidential Information to any third parties without prior written consent of the other Party. Once this Agreement is terminated, Party A and Party B shall return any documents, materials or software carrying such Confidential Information to the original owner of the Confidential Information or destroy the same by its own at the request of the other Party, delete any Confidential Information stored in any memory device and shall not continue to use such Confidential Information. Party A and Party B shall take all necessary measures to disclose such Confidential Information to Party A’s employees, agents or professional consultants who need to know such Confidential Information and procure such employees, agents or professional consultants to abide by the confidentiality responsibility under this Agreement.

5.2	Article 5.1 shall not apply to the information which:

(a)	has already become known to the public at the time of disclosure;

(b)	becomes available to the public after the disclosure not due to the fault of Party A or Party B;

(c)	is proved to be known to either Party before the disclosure from any parties other than Parties to this Agreement;

(d)	is required to be disclosed by law, pursuant to a court order, by any securities exchange or by any governmental or regulatory body, so is disclosed to its direct legal counsel or financial consultant for the purpose of ordinary business operations of either party.

5.3	Both Parties agree that this Article shall survive the modification, elimination or termination of this Agreement.

6	Representations and Warranties

6.1	Party A hereby represents and warrants as follows:

(a)	Party A is a wholly foreign owned company duly registered and validly existing under PRC laws;

(b)	Party A is properly authorized to perform this Agreement within its corporation powers and business scope, and has gained all necessary corporate and government consents and approvals, if any. The performance of this Agreement shall not be in violation of any applicable laws or contracts binding on Party A;

(c)	The Agreement will constitute a legal, valid and binding agreement of Party A, enforceable against it in accordance with the terms hereunder upon Execution;

(d)	It has legal and complete ownership title to the Target Assets, and its rights in relation to the Target Assets are free and clear of all and any lease, lien, mortgage, pledge or encumbrance and any third party rights, licenses or claims.

6.2	Party B hereby represents and warrants as follows:

(a)	Party B is a limited liability company duly registered and validly existing under PRC laws;

(b)	Party B is properly authorized to perform this Agreement within its corporation powers and business scope, and has gained all necessary corporate and governmental consents and approvals, if any. The performance of this Agreement is not and shall not be in violation of any applicable laws or contracts binding on Party B;

(c)	Once the Agreement has been duly executed by both parties, it will constitute a legal, valid and binding agreement of Party B, enforceable against it in accordance with terms hereunder upon Execution;

(d)	Party B has full power and right to conduct the business contemplated by this Agreement.

7	Indemnity

7.1	If either party to this Agreement breaches this Agreement or any representations and warranties made in this Agreement, the other party may notify in writing the breaching party requesting it to correct its wrongdoings within 10 days upon receival of such notice, take relevant measures to effectively and promptly avoid the occurrence of any damages, and to resume the performance of this Agreement 30 business days after receipt of the notice. The notice shall set forth in reasonable detail the nature of the breach. The breaching party shall compensate the non-breaching party for any losses caused to the abiding party if the breach is not cured within the time frame required by this Article 7.1;

The total compensation paid by the breaching party to the other party shall equal the losses caused by the breach of this Agreement, which shall include the receivable interests by the other party for the performance of this Agreement, but shall not exceed the reasonable expectations of the Parties;

In the event both Parties breach this Agreement, they shall determine the compensation payable to each other based on the extent of their breach respectively.

7.2	Notwithstanding any provision to the contrary under this Agreement, Party B hereby irrevocably waives any right to claim against Party A with respect to the acquirement and the possession of the ownership of the Target Assets by Party B after Closing, including but not limited to the occupation, use and disposal of the Target Assets, and hold Party A harmless against any damage that may be claimed by any third party, any compensation in any form that may be demanded or penalties that may be imposed by any such third party with respect to the Target Assets after Closing.

8	Effective, Performance and Termination

8.1	This Agreement shall take effect as of the date first written in this Agreement.

8.2	This Agreement may be terminated by the Parties with their mutual consent after consultation. Additionally, this agreement shall terminate automatically in the event that:

(a)	within thirty (30) days following the notice by the non-breaching Party in accordance with Article 7.1 of this Agreement, the breaching Party fails to remedy the breach or to take sufficient, effective and timely measures to resolve any consequences of the said breach, or to compensate, the non-breaching Party shall be entitled to terminate this Agreement unilaterally by means of a written notice;

(b)	Force Majeure prevails for thirty (30) or more days such that the continued performance of this Agreement becomes impossible, either Party shall be entitled to terminate this Agreement unilaterally by means of a written notice.

9	Settlement of Disputes

9.1	Should a dispute arise between the Parties in connection with the interpretation or performance of this Agreement, they shall attempt to resolve such dispute through friendly consultations. If the dispute cannot be resolved within thirty (30) days after the commencement of such consultations, or such longer period as may be agreed upon by the Parties, then either Party may submit it to the China International Economic and Trade Commission in Beijing for arbitration in accordance with its current effective arbitration rules. The arbitration site shall be Beijing and the language shall be Chinese. The arbitration award shall be final and binding to both parties. This Article shall not be affected by the termination or discharge of this Agreement.

9.2	During arbitration, the Parties shall, in good faith, continue to implement those parts of this Agreement unrelated to such arbitration.

10	Force Majeure

10.1	If performance of this Agreement is delayed or prevented by an Event of Force Majeure (as defined below), the party affected by such Event of Force Majeure is excused from any liability under this Agreement only within the limit of such delay or prevention. “Event of Force Majeure” means any event that is unforeseeable or beyond the affected party’s reasonable control and cannot be prevented with reasonable care, which includes but is not limited to the acts of governments, including changes in government laws and policies, acts of nature, fire, explosion, geographic change, flood, earthquake, tide, lightning, war, shortages in raw materials, insurrection, and labor disputes to which the delayed Party is not a party. However, any shortage of credit, capital or finance shall not be regarded as an event beyond a Party’s reasonable control. The Party affected by an Event of Force Majeure who claims to be excused from performing any obligations under this Agreement or under any Article herein shall notify each other Party promptly thereof and advise him of, and implement, all necessary steps to resume performance.

10.2	Subject to the Party affected by Force Majeure having taken its reasonable and practicable efforts to perform this Agreement and to overcome the Event of Force Majeure, such Party shall be exempted from performing its obligations under this Agreement to the extent performance is delayed or prevented by Force Majeure. Once the Event of Force Majeure has ceased, the affected Party shall resume performance of this Agreement.

11	Notices

Unless prior notice of a change of address is given by the relevant Party, all correspondence between the Parties during the performance of this Agreement shall be in writing and delivered either in person, by registered mail, postage prepaid mail, recognized express service, e-mail or facsimile transmission, to the following correspondence addresses:

Party A:	Vimicro Corporation
Address:	15/F, Shining Tower, No. 35 Xueyuan Road, Beijing, P.R.C
Fax:	(86) 10 8233 5762
Telephone:	(86) 10 6894 8888

Party B:	Vimicro Qingdao Corporation
Address:	201-C Entrepreneurship Centre of Qingdao National High-tech Industrial
Development Zone

Any notice by facsimile transmission or e-mail shall be effective only if the recipient acknowledges receipt.

12	Assignment

Each Party shall not assign its rights or obligations under this Agreement to any third party without the prior written consent from the other Party.

13	Severability

In case any provision in this Agreement is determined to be illegal or unenforceable in accordance with the applicable laws, it shall be null and void within competent jurisdiction, and be deemed to be deleted from this Agreement and all other provisions of this Agreement will remain effective. The parties shall replace the deleted provisions with lawful and effective provisions that as closely as possible reflect the original intent of the parties under the deleted provision.

14	Amendment and Supplement

Any amendment and supplement to this Agreement shall be in writing and take effect only after it is executed by all Parties. The amendment and supplement duly executed shall be part of this Agreement and shall have the same legal effect as this Agreement.

15	Governing Law

The execution, validity, interpretation and performance of this Agreement shall all be subject to the laws of the PRC, as shall the resolution of any disputes arising in respect of this Agreement.

IN WITNESS THEREOF the parties hereto have caused this Agreement to be duly executed on their behalf by a duly authorized representative as of the date first set forth above.

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(Signature Page to Assets Transfer Agreement)

Party A: Vimicro Corporation

(Stamp)

[Company chop affixed]

Authorized Representative:

Party B: Vimicro Qingdao Corporation

(Stamp)

[Company chop affixed]

Authorized Representative: